

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2025

Frank Orzechowski
Chief Financial Officer
NextTrip, Inc.
3900 Paseo del Sol
Santa Fe, New Mexico 87507

      Re: NextTrip, Inc.
            Proxy Statement on Schedule 14A
            Filed August 15, 2025
            File No. 001-38015

Dear Frank Orzechowski:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Energy & Transportation

cc: David Ficksman